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SEC FILE NUMBER
8-49463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hunnicutt & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street, 32 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Samson	732-233-3500	edsamson@finopconsultants.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Ave, Suite 901	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

11/5/2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Hurricutt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hurricutt & Co LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: William Hurricutt

Title: Managing Partner

Edward Samson

Notary Public

Reg No. 01SA5080208
Exp. Date 06/16/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hunnicutt & Co., LLC

(SEC I.D. No. 8-38327)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2021

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Hunnicutt & Co., LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hunnicutt & Co., LLC (the "Company"), as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows, and for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital, and Computation for Determination of the Reserve Requirements (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Raines & Fischer LLP

New York, New York
March 30, 2022

HUNNICUTT & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 62,734
Prepaid expenses	921
Total Assets	$ 63,655

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 3,274
Total Liabilities	3,274
Contingencies	-
Member's equity and Loans	60,381
Total Liabilities and Member's Equity	$ 63,655

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Fee income	$ 92,096
Total Revenues	92,096
Expenses:	
Rent	49,809
Legal	4,988
Travel	24,348
Meals	17,025
Advertising and Marketing	10,071
Insurance	9,188
Accounting and Professional fees	7,790
Office supplies and Postage	5,293
Communication	3,888
Other expenses	2,286
Total Expenses	134,686
Net Loss	$ (42,590)

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operations:	
Net Income (Loss)	$(42,590)
Adjustment to reconcile net income (loss) to net cash used by operating activities:	
Decrease in prepaid expenses	389
Decrease in accounts payable and accrued expenses	(1,037)
Net Cash (Used) Provided By Operating Activities	(43,238)
Cash Flows From Financing Activities:	
Member's distribution	-
Member's contribution	-
Net Cash (Used) By Financial Activities:	-
Net Increase (Decrease) In Cash	(73,492)
Cash and cash equivalents at the beginning of the year	136,226
Cash and cash equivalents at the end of the year	$ 62,734

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Total Member's Equity
Balance, January 1, 2021	$ 133,225
Member's distribution	(30,254)
Member's contribution	-
Net Income (Loss)	(42,590)
Balance, December 31, 2021	$ 60,381

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Hunnicutt & Co., LLC the ("Company") is a registered broker-dealer in securities transactions under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using accrual method of accounting. The Company's year-end is December 31.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statement do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate. The Company determined that there are no uncertain tax positions that require financial statement recognition.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company records its fees as they are earned based on the services provided, or in the case of success fees, upon successful completion of the services of consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach.

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. At December 31, 2021 the Company had net capital of $59,460 which was $54,460 in excess of the minimum capital requirement.

The Company does not have any possession of control of customer funds or securities and therefore, claims an exemption from Rule 15c3-3.

4. LEASE

The Company rents office space at 110 East 59th Street in New York City on a month-to-month is. The Company's rent expense for the year ending December 31, 2021 was $49,809.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for lease expenses. The company currently has no operating or finance leases to report. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet.

5. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which include procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 of less in gross revenue they are not required to file supplemental SIPC report. The Company has not included this report since its gross revenue did not exceeded $500,000 in 2021.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2022, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to of disclosure in its financial statements.

7. **CONCENTRATIONS**

The Company maintains all of its cash in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2021, the Company received its revenue from one major customer resulting in 78% of the Company's total revenue.

8. **RELATED PARTY TRANSACTIONS**

In conjunction with the Capital transaction for the 2021 year, the Company has no further liability due to the sole member.

9. Commitment, Contingencies and Guarantees

There were no commitments, contingencies or guarantees during the year.

10. Credit Loss

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial instruments – Credit Losses (topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU add to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on on expected losses rather than incurred losses. Under the new guidance, the company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

HUNNICUTT & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

NET CAPITAL:	
Total member's equity	$ 60,381
Deductions and/or charges:	
Non-allowable assets:	(921)
Net capital before haircut on securities positions	59,460
Haircuts on securities positions	-
Undue concentration	-
Net Capital	59,460
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial conditions:	
Accounts payable, accrued expenses and capital additions as loans	$ 3,274
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3%) of aggregate indebtedness	$ 218
Minimum net capital required	$ 5,000
Excess net capital	$ 54,460
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 54,460
Percentage of aggregate indebtedness to net capital is	5.5%

The above computation does not differ materially from the December 31, 2021 computation of net capital field electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors. No statement is required as no subordinated liabilities existed at any time during the year.

See Independent Auditors' report.

Hunnicutt & Co., LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE Commission

AS OF DECEMBER 31, 2021

The Company is not subject to Rule 15c3-3 under the Securities Exchange Act of 1934 due to the Company dose not hold customers’ cash or securities.

Raines and Fischer LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Hunnicutt & Co., LLC:

We have reviewed management's statements, included in the accompanying Hunnicutt & Co., LLC Exemption Report, in which (1) Hunnicutt & Co., LLC identified the following provisions of 17 C.F.R. §240.17a-5 under which Hunnicutt & Co., LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement and advisory services, and (3) the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

The Company's management is responsible for compliance with the exemption provisions, Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunnicutt & Co, LLC's compliance with the the Non-Covered Firm provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Raines & Fischer LLP

New York, New York
March 30, 2022

Hunnicutt & Co., LLC

"Exemption Report"

March 30, 2022

Hunnicutt & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

Hunnicutt & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and investment advisory services.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William Hunnicutt swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: William Hunnicutt

Title: Managing Partner

Hunnicutt & Co., LLC